Orbis
Grupa Hotelowa

Warsaw, 2006-11-10

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 25/2006.
Best regards

Alain Billy

Member of the Management Board

dlw 11/29

Current report no 25/2006

The Management Board of "Orbis" S.A. hereby informs that considering the current development strategy of the Orbis Hotel Group („Orbis" S.A., Hekon-Hotele Ekonomiczne S.A., UAB Hekon, Orbis Kontrakty Sp. z o.o.) and given the possibility of financing, within the „Orbis" S.A. Group (hereinafter the Group), of „Orbis" S.A. financial needs with funds which are temporarily unallocated within the Group, instead of using a more expensive bank credit facility, on November 9, 2006, "Orbis" S.A. and Hekon-Hotele Ekonomiczne S.A. executed a loan agreement for the amount of PLN 12,000,000.
The debt of "Orbis" S.A. to Hekon-Hotele Ekonomiczne S.A. under this loan agreement will not generate an increase in external debt of the Group and does not alter the level of funds within the Group.
According to the loan agreement, "Orbis" S.A. commits to repay the loan within 12 months from the date of its disbursement; the interest rate was based on the 6M WIBOR rate plus margin. This transaction will enable curbing the costs of financing within the „Orbis" S.A. Group, while the margin level is favorable for both the companies. The said agreement was executed in the following circumstances:

a) "Orbis" S.A. and Hekon-Hotele Ekonomiczne S.A. belong to the same ORBIS Tax Group (the information on its registration was promulgated in the gazette *"Monitor Sądowy i Gospodarczy"* no 16, 2006, item 909),
b) under the Credit Facility Agreement dated November 10, 2005 (described in the current report no 36/2005), the debt of „Orbis" S.A. as of June 30, 2006 totaled PLN 304,120 thousand.

The total value of agreements, determined in accordance with the rules laid down in the Regulation specified hereinbelow, including the above agreement of November 9, 2006, agreement of March 24, 2006, described in current report no 6/2006, agreement of October 23, 2006 and agreement of October 24, 2006, described in current report no 21/2006, as well as agreement of November 10, 2005, described in current report no 36/2005, executed with Hekon-Hotele Ekonomiczne S.A. in the period of last 12 months amounts to PLN 860,859,604 and meets the conditions of a significant agreement referred to in par. 2 section 2 in connection with par. 2 section 1 point 51 letter a of the Regulation of the Minister of Finance of October 19, 2005 on Current and Periodic Information to be Published by Issuers of Securities.

Information on the transaction of the highest value is disclosed in current report no 36/2005.